Wireless Telecom GroupINC.

25 Eastmans Road. Parsippany, New Jersey 07054
Tel. (973) 386-9696 Fax (973) 402-4042
www.wirelesstelecomgroup.com

June 2, 2008

Mr. Kevin L. Vaughn
Accounting Branch Chief
 United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Re: File No. 001-11916

Dear Mr. Vaughn;

We have reviewed your comment letter dated May 20, 2008 in reference to the annual filing of the Wireless Telecom Group, Inc. Form 10-K for the year ended December 31, 2007. We have given careful consideration to each of your comments and have respectfully provided our response to your comments on a point-by-point basis as follows:

Form 10-K for the Year Ended December 31, 2007

Note 1. Description of Company and Summary of Significant Accounting Policies, page F-8

-Stock –based Compensation, page F-10

1.	We note your response to prior comment 5. Based on your response, it appears that there is an inconsistency between the accounting policy disclosed in the financial statements and the accounting policy disclosed in your response. In addition, it does not appear that the policy disclosed in the financial statements, including that disclosed in Note 9 of your Form 10-Q filed May 15, 2008, is consistent with the requirements of paragraph 80 of SFAS 123(R). Please revise future filings to reflect the accounting policy as indicated in your response and to comply with paragraph 80 of SFAS 123(R). For example, you may state, if true, that you estimate a forfeiture rate of zero based upon your historical experience.

Registrant response

The registrant will revise future filings to reflect the accounting policy used in the adoption of SFAS 123(R). Based on historical experience, management believes that there will be no material forfeiture of options and consequently, the registrant has estimated a forfeiture rate of zero in compliance with paragraph 80 of SFAS 123(R).

General

2.	Please file your response letter dated May 14, 2008 as correspondence on EDGAR.

Registrant response

In response to this comment, the registrant has filed the May 14, 2008 response letter as correspondence on EDGAR.

We respectively submit the above responses to your letter dated May 20, 2008. In doing so, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions or comments concerning this letter or desire any further information or clarification in respect of our responses, please do not hesitate to contact me at telephone number (973) 386-9696 extension # 4124.

Sincerely,

/s/ Paul Genova

Paul Genova
Chief Financial Officer
Wireless Telecom Group, Inc.

CC:	Robert H. Cohen, Esq. - Greenberg & Traurig; Outside Counsel
John Haslbauer - PKF; Independent auditors
James Monty Johnson- CEO Wireless Telecom Group, Inc.
 Joseph Garrity- Audit Committee Chairman; Wireless Telecom Group, Inc.
Robert Censullo – Controller; Wireless Telecom Group, Inc.